UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 3

FSI INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

RB MERGER CORP.

and

TOKYO ELECTRON LIMITED

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Zoltan Papp

General Counsel

Tokyo Electron Limited

Akasaka Biz Tower

3-1 Akasaka 5-chome,

Minato-ku,

Tokyo 107-6325

(512) 424-1026

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen

Jones Day

2727 N. Harwood Street

Dallas, TX 76021

(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,707,596.75	$28,960.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $6.20, the per share tender offer price, by 42,571,768 shares of common stock of FSI International, Inc., which includes (i) 39,329,304 shares of common stock issued and outstanding (including 25,000 shares of restricted stock) and (ii) 3,242,464 shares of common stock subject to outstanding stock options with an exercise price less than $6.20, and (b) subtracting the aggregate option exercise price of such options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,960.29	Filing Party: Tokyo Electron Limited and RB Merger Corp.
Form or Registration No.: Schedule TO	Date Filed: August 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number:

302633102

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer RB Merger Corp., a Minnesota corporation (“Purchaser”), an indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation (“Tokyo Electron”), to purchase all outstanding shares of common stock, no par value (the “Shares”), of FSI International, Inc., a Minnesota corporation (“FSI”), at a price of $6.20 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this

Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the information set forth below.

(1) The final paragraph of Section 15—“Certain Legal Matters; Regulatory Approvals—U.S. Antitrust Compliance” is hereby amended and restated in its entirety as follows:

“Tokyo Electron and Purchaser filed their Premerger Notification and Report Form on August 24, 2012 and the Company filed its Premerger Notification and Report Form on August 27, 2012. Tokyo Electron and Purchaser voluntarily withdrew their Premerger Notification and Report Form effective September 10, 2012 to facilitate the FTC’s and Antitrust Division’s review of the Offer and the Merger. On September 11, 2012, Tokyo Electron and Purchaser refiled the Premerger Notification and Report Form with the FTC and Antitrust Division. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, September 26, 2012, unless earlier terminated by the FTC and the Antitrust Division or Tokyo Electron or Purchaser receive a request for additional information that would extend the waiting period. As discussed above, it is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period applicable to the purchase of Shares pursuant to the Offer under the HSR Act shall have expired or been terminated. Accordingly, if such waiting period shall not have expired or been terminated by the then-scheduled Expiration Date, Purchaser will extend the Offer.”

(2) Section 15— “Certain Legal Matters; Regulatory Approvals—Litigation Related to the Offer and Merger” is hereby amended by adding the following to the end of such section:

“On August 31, 2012, shareholder Elizabeth Kuzio filed an amended complaint in Carver County District Court of the State of Minnesota (the “Amended Kuzio Complaint”). In addition to the allegations in the Kuzio Complaint, the Amended Kuzio Complaint further alleges a claim for breach of the duty of candor against the Individual Defendants. The foregoing description is qualified in its entirety by reference to the Amended Kuzio Complaint which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

On August 31, 2012, shareholder Tom Hoffman filed an amended complaint in Carver County District Court of the State of Minnesota (the “Amended Hoffman Complaint”). In addition to the allegations in the Hoffman Complaint, the Amended Kuzio Complaint further alleges a claim for breach of the duty of candor against the Individual Defendants. The foregoing description is qualified in its entirety by reference to the Amended Hoffman Complaint which is filed as an exhibit to the Schedule TO and incorporated herein by reference.

On September 10, 2012, shareholder Barry Bragger filed an amended complaint, dated August 31, 2012, in Carver County District Court of the State of Minnesota (the “Amended Bragger Complaint”). In addition to the allegations in the Bragger Complaint, the Amended Bragger Complaint alleges claims for breach of the duty of candor against the Individual Defendants and for equitable relief under Section 302A.467 of the MBCA against the Individual Defendants and Tokyo Electron on behalf of a putative class of public FSI shareholders. The Amended Bragger Complaint further alleges claims for corporate waste, abuse of control and breach of fiduciary duties derivatively on behalf of FSI against the Individual Defendants. Furthermore, the Amended Bragger Complaint amends the claim for aiding and abetting to only be against Tokyo Electron. The Amended Bragger Complaint is captioned Bragger v. Donald S. Mitchell et al, Case Number 10-CV-12-1184. The foregoing description is qualified in its entirety by reference to the Amended Bragger Complaint which is filed as an exhibit to the Schedule TO and incorporated herein by reference.”

Item 12.	Exhibits.

(a)(5)(E) Text of Amended Class Action Complaint, dated August 31, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)

(a)(5)(F) Text of Amended Class Action Complaint, dated August 31, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)

(a)(5)(G) Text of Amended Class Action Complaint, dated August 31, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO ELECTRON LIMITED

By:	/s/ Kenji Washino
	Name:	Kenji Washino
	Title:	Executive Vice President, Corporate Business Strategy

RB Merger Corp.

By:	/s/ Kenji Washino
	Name:	Kenji Washino
	Title:	Chief Executive Officer and Chief Financial Officer

Dated: September 12, 2012

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2012*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of joint press release issued by Tokyo Electron and FSI, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Tokyo Electron and Purchaser with the Securities and Exchange Commission on August 13, 2012)*

(a)(1)(G)	Text of summary advertisement, as published in the Wall Street Journal on August 27, 2012*

(a)(1)(H)	Text of press release of Tokyo Electron announcing launch of Tender Offer, dated August 27, 2012*

(a)(5)(A)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)*

(a)(5)(B)	Text of Class Action Complaint, dated August 16, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)*

(a)(5)(D)	Text of Individual and Class Action Complaint, dated August 28, 2012 (Adrian Calleros v. FSI International, Inc., et al.)*

(a)(5)(E)	Text of Amended Class Action Complaint, dated August 31, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)

(a)(5)(F)	Text of Amended Class Action Complaint, dated August 31, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)

(a)(5)(G)	Text of Amended Class Action Complaint, dated August 31, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(2)	Confidentiality Letter Agreement dated February 21, 2012, between FSI and Tokyo Electron*

(d)(3)	Employment Agreement, dated August 13, 2012, by and between FSI and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(4)	Employment Agreement, dated August 13, 2012, by and between FSI and Benno G. Sand (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(5)	Employment Agreement, dated August 13, 2012, by and between FSI and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(6)	Employment Agreement, dated August 13, 2012, by and between FSI and John C. Ely (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(g)	Not applicable

(h)	Not applicable

*	Previously Filed.

7